UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report:  April 2009

ROSETTA GENOMICS LTD.
(Exact name of registrant as specified in its charter)

Israel
(State or Other Jurisdiction of Incorporation)

10 Plaut Street, Science Park
Rehovov 76706 POB 4059
Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
☑   Form 20-F       ☐   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:          ☐   Yes       ☐   No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Rosetta Genomics Ltd.

On April 30, 2009, Rosetta Genomics Ltd. (“Rosetta”) issued a press release announcing the closing of its previously announced license and collaboration transaction with Prometheus Laboratories Inc. (“Prometheus”). In conjunction with the closing of the licensing transaction, the parties also closed the previously announced purchase of 2,000,000 Rosetta ordinary shares by Prometheus at $4.00 per share. A copy of the press release is filed as Exhibit 99.1 hereto and incorporated by reference herein.

The information contained in this Report is hereby incorporated by reference into the Rosetta Genomics Registration Statement on Form F-3, File No. 333-153115.

Exhibits

Exhibit
Number	Description of Exhibit
99.1	Press Release dated April 30, 2009

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: May 4, 2009	By:	/s/ Limor Zur-Stoller
Limor Zur-Stoller
VP Finance